Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805


[GRAPHIC OMITTED]
[LOGO - MERISTAR HOTELS & RESORTS, INC.]


                                    MERISTAR
                             ----------------------
                             HOTELS & RESORTS, INC.


                                   FACT SHEET

THE TRANSACTION

o MeriStar Hotels & Resorts (NYSE: MMH) merges with Interstate Hotels Corporation (NASDAQ: IHCO) to form new company
o    Tax-free, stock-for-stock exchange
o    Estimated closing third quarter 2002


EQUITY

o Interstate shareholders receive 4.6 shares of MeriStar Hotels & Resorts common stock for each share of IHCO held on the record date of the transaction
o Upon completion, the new company will have approximately 105 million fully diluted shares outstanding


DEBT

o New $113 million bank facility replaces the existing revolving credit facilities of both companies
o    Total debt outstanding net of cash of $135 million
o    Replaces existing senior credit facilities of both companies
o    Three-year term, LIBOR plus 400 basis points


KEY VALUE MEASURES OF THE MERGED COMPANY

o    Pro forma FY 2002 revenues of $340 million
o    Pro forma EBITDA FY 2002 of $33 million to $35 million


MERGER COMPONENTS

Interstate Hotels Corporation
o    Nation's second largest independent hotel management company
o Manages 135 hotels with more than 27,000 rooms in 36 states, the District of Columbia, Canada, and Russia
o    Operates hotels under more than 25 franchise brands

MeriStar Hotels & Resorts, Inc.
o    Nation's largest independent hotel management company
o Manages 277 hotels, resorts and conference centers with more than 58,000 rooms in 42 states, the District of Columbia, and Canada
o    Manages 4 golf courses
o    Operates hotels under more than 30 franchise brands
o    Owns Doral brand name
o Owns BridgeStreet Corporate Housing Worldwide, world's third largest corporate housing provider, offering upscale furnished corporate housing throughout the United States, Canada, and Europe

POST-MERGER COMBINED MANAGEMENT PORTFOLIO

o    412 properties
o    209 full-service hotels
o    200 limited-service hotels
o    3 conference centers
o    85,000 rooms
o    4 golf courses


COMBINED ENTITY HIGHLIGHTS

o World's largest independent hotel management company, with twice as many properties and three times as many rooms as the next largest competitor
o Offers growth potential through two highly regarded brand names - Doral and BridgeStreet - with domestic and international growth potential


MERGER RATIONALE

o    Merges complementary hospitality products
o Achieves significant cost synergies, saving $8 million to $10 million annually
o    Combines two experienced management teams
o    Provides multiple growth opportunities
o    Increases public float, creating greater liquidity
o    Enhances financial strength and lowers cost of capital
o    Creates size to attract broader investor interest


MERGED COMPANY'S EXTERNAL GROWTH STRATEGIES

o    Provide state-of-the-art services to hotel owners
o    Acquire hotel assets through joint ventures
o    Obtain additional hotel management contracts
o Further build BridgeStreet Corporate Housing Worldwide brand domestically and internationally
o    Seek other related hospitality management opportunities


DORAL INTERNATIONAL INTERNAL GROWTH STRATEGIES

o    Achieve economies of scale
o Exploit new revenue streams such as retail, spas, restaurants and other facilities


ORGANIZATION

o    Chairman and CEO: Paul Whetsell
o    President and COO: John Emery
o    Approximate number of employees: 40,000
o    Headquarters: Washington, D.C.


OTHER INFORMATION

o Subject to: Approval of both companies' shareholders Hart-Scott-Rodino review
o    Expected closing: Third quarter 2002
o    Financial Advisors: Salomon Smith Barney for MeriStar,
                         Merrill Lynch for Interstate